FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 2300– 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 9, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 9, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports management changes.

Item 5.	Full Description of Material Change

The Issuer reports the following management changes. Carlos Ballon, who was appointed to replace Anton Drescher as President and CEO of the Issuer on March 2, 2012 (see news releases of the same date), unfortunately, through inadvertence, the prior approval of the TSX Venture Exchange (the “TSXV”) was not obtained for Mr. Ballon to serve as an officer of the Issuer. Accordingly, at the request of the TSXV, Mr. Ballon today resigned as the President and CEO of the Issuer. Mr. Ballon will be applying for approval from the Exchange and looks forward to serving the Issuer in the capacity of an officer as well as a director in due course.

Mr. Rowland Perkins, also a current director of the Issuer, has been appointed by the board of directors as the interim President and CEO of the Issuer.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton (Tony) Drescher, CFO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

March 29, 2012